Operating Expenses Limitation Agreement: Oakhurst Funds

SERIES PORTFOLIOS TRUST

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (the “Agreement”) is made as of the 23rd day of August 2022, by and between Series Portfolios Trust, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Appendix A, which may be amended from time to time (each a “Fund” and together the “Funds”), and Lido Advisors, LLC, a Delaware limited liability company (the “Adviser”).

WITNESSETH:

WHEREAS, the Adviser renders advice and services to the Funds pursuant to the terms and provisions of an Investment Advisory Agreement between the Trust and the Adviser dated as of the August 23, 2022, as amended (the “Investment Advisory Agreement”); and

WHEREAS, each Fund, and each of its respective classes, is responsible for all of its operating expenses unless expressly assumed by the Adviser; and

WHEREAS, the Adviser desires to limit each Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust (on behalf of the Funds) desires to allow the Adviser to implement those limits;

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1. LIMIT ON OPERATING EXPENSES. The Adviser hereby agrees to limit each class of a Fund’s current Operating Expenses to an annual rate, expressed as a percentage of each class’ respective average annual net assets to the amounts listed in Appendix A (the “Annual Limits”). In the event that the annualized Operating Expenses of a class of a Fund, as accrued each day through the last calendar day of each month, exceeds its Annual Limit, the Adviser will pay to that class of the Fund the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust (the “Board”), of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2. DEFINITION. For purposes of this Agreement, the term “Operating Expenses” with respect to each class of a Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, and other expenses described in the Investment Advisory Agreement, but does not include any front-end or contingent deferred loads, Rule 12b-1 fees, shareholder servicing plan fees, taxes, leverage/borrowing interest (including interest incurred in connection with bank and custody overdrafts), interest expense, dividends paid on short sales, brokerage and other transactional expenses, acquired fund fees and expenses, expenses incurred in connection with any merger or reorganization, or extraordinary expenses, including but not limited to litigation expenses and judgments and indemnification expenses.

3. RECOUPMENT OF FEES AND EXPENSES. The Adviser retains its right to receive reimbursement of any excess expense payments reimbursed or advisory fees waived by the Adviser pursuant to this Agreement for three years from the date of reimbursement or waiver, provided that the Fund is able to make the recoupment without exceeding the lesser of the Annual Limits in effect (i) at the time of the reimbursement or waiver, or (ii) at the time of the recoupment. Any such recoupment is contingent upon Board review and approval at the time it is requested by the Adviser and must be made in accordance with applicable guidance of the staff of the U.S. Securities and Exchange Commission. Such recoupment may not be paid prior to the Fund’s payment of current ordinary Operating Expenses.

4. TERM. This Agreement shall become effective on the date written above, and shall continue for an initial term of two years, unless sooner terminated by either of the parties hereto in accordance with

Operating Expenses Limitation Agreement: Oakhurst Funds

Paragraph 5 of this Agreement. This Agreement shall continue in effect thereafter for additional periods of one year, or such other period as may be agreed upon by the Trust and the Adviser, so long as such continuation is approved for the Fund at least annually by the Board of Trustees

5. TERMINATION. After this Agreement has been in effect for at least two (2) years from the effective date of the Funds’ prospectus, this Agreement may be terminated at any time upon sixty (60) days’ written notice, and without payment of any penalty prior to the completion of its term: (i) by the Board, on behalf of a Fund, or (ii) by the Adviser. This Agreement will automatically terminate if the Investment Advisory Agreement is terminated, with such termination effective upon the effective date of the Investment Advisory Agreement’s termination.

6. ASSIGNMENT. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7. SEVERABILITY. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8. GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, as amended, and the Investment Advisers Act of 1940, as amended, and any rules and regulations promulgated thereunder.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and attested by their duly authorized officers, all on the day and year first above written.

SERIES PORTFOLIOS TRUST on behalf of the series listed on Appendix A		LIDO ADVISORS, LLC

By:	/s/ Ryan L. Roell	By:	/s/ Jason P. Lee
Name:	Ryan L. Roell	Name:	Jason P. Lee
Title:	President	Title:	Senior Managing Director / Chief Legal and Compliance Officer

Operating Expenses Limitation Agreement: Oakhurst Funds

Appendix A

Series of Series Portfolios Trust	Operating Expense Limit as a Percentage of Average Daily Net Assets

Oakhurst Strategic Defined Risk Fund	1.50%

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